Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS

First Quarter 2009

Introduction

The following is a discussion of the consolidated financial condition and results of operations of Quebecor World Inc. (“we”, “us”, “our”, the “Corporation” or “Quebecor World”) for the three-month periods ended March 31, 2009 and 2008, and it should be read together with the Corporation’s corresponding consolidated financial statements and annual report on Form 20-F for the year ended December 31, 2008. All references made to “Notes” in the interim Management’s Discussion and Analysis (“MD&A”) correspond to the Notes to the interim consolidated financial statements for the period ended March 31, 2009. The interim consolidated financial statements and this interim MD&A have been reviewed by the Corporation’s Audit Committee and approved by its Board of Directors. This discussion contains forward-looking information that is qualified by reference to, and should be read together with, the discussion regarding forward-looking statements that is part of this interim MD&A. Management determines whether or not information is “material” based on whether it believes a reasonable investor’s decision to buy, sell or hold securities in the Corporation would likely be influenced or changed if the information were omitted or misstated.

Presentation of financial information

As described in Note 1 to the 2008 annual consolidated financial statements, on January 21, 2008 (the “Filing Date”) Quebecor World obtained an order (the “Initial Order”) from the Quebec Superior Court (the “Court”) granting creditor protection under the Companies’ Creditors Arrangement Act (Canada) (“CCAA”) for itself and for 53 U.S. subsidiaries (the “U.S. subsidiaries” and, collectively with the Corporation, the “Applicants”). On the same date, the U.S. subsidiaries filed a petition under Chapter 11 of the U.S. Bankruptcy Code (“Chapter 11”) in the Bankruptcy Court for the Southern District of New York (the “U.S. Bankruptcy Court”). The proceedings under the CCAA are hereinafter referred to as the “Canadian Proceedings”, the proceedings under Chapter 11 are hereinafter referred to as the “U.S. Proceedings” and the Canadian Proceedings and the U.S. Proceedings are hereinafter collectively referred to as the “Insolvency Proceedings”.

Our consolidated financial statements included in this interim report have been prepared using the same accounting principles generally accepted in Canada (“Canadian GAAP”), as applied by the Corporation prior to the insolvency proceedings. While the Applicants have filed for and been granted creditor protection, our financial statements continue to be prepared using the going concern concept, which assumes that the Corporation will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. It is not possible to predict the outcome of the Insolvency Proceedings and, as such, realization of assets and discharge of liabilities is subject to significant uncertainty. If the going concern basis were to cease being appropriate, adjustments would be necessary to the carrying amounts and/or classification of assets and liabilities, and to the expenses in the consolidated financial statements.

If a restructuring occurs and there is substantial realignment of the equity and non-equity interests in Quebecor World, we will be required, under Canadian GAAP, to adopt “fresh start” reporting. Under fresh start reporting, we would undertake a comprehensive re-evaluation of our assets and liabilities based on the reorganization value as established and confirmed in the plan of reorganization. Our financial statements do not purport to reflect or provide for the consequences of the insolvency proceedings.

The Corporation reports on certain non-GAAP measures that are used by management to evaluate performance of business segments. These measures used in this discussion and analysis do not have any standardized meaning under Canadian GAAP. When used, these measures are defined in such terms as to allow the reconciliation to the closest Canadian GAAP measure. Numerical reconciliations are provided in Figure 4. It is unlikely that these measures could be compared to similar measures presented by other companies.

The Corporation’s reporting currency is the U.S. dollar, and its functional currency is the Canadian dollar.

Forward-looking statements

To the extent any statements made in this interim MD&A contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are forward-looking information within the meaning of the “safe harbor” provisions of applicable Canadian securities legislation (collectively “forward-looking statements”). These forward-looking statements relate to, among other things, prospects of Quebecor World’s industry and its objectives, goals, strategies, beliefs, intentions, plans, estimates, projections and outlook, and can generally be identified by the use of words such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “continue” or the negatives of these terms, variations on them and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. The Corporation has based these forward-looking statements on its current expectations about future events. Forward-looking statements do not take into account the effect of transactions or other items announced or occurring after the statements are made. For example, they do not include the effect of dispositions, acquisitions, other business transactions, asset write-downs or other charges announced or occurring after the forward-looking statements are made.

Although the Corporation believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct, and forward-looking statements inherently involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, including, but not limited to, factors and assumptions relating to the Corporation’s ability to emerge from the insolvency proceedings, and actual results may differ materially from those expressed or implied in such forward-looking statements.

Important factors and assumptions as well as the Corporation ‘s ability to anticipate and manage the risks associated therewith that could cause actual results to differ materially from these expectations are detailed from time to time in the Corporation’s filings with the U. S. Securities and Exchange Commission (“SEC”) and the securities regulatory authorities in Canada, available at www.sec.gov and www.sedar.com (copies of which are available on www.quebecorworld.com). The Corporation cautions that any such list of important factors that could affect future results is not exhaustive. Investors and others should carefully consider the factors detailed from time to time in the Corporation’s filings with the SEC and the securities regulatory authorities in Canada and other uncertainties and potential events when relying on its forward-looking statements to make decisions with respect to the Corporation.

Unless mentioned otherwise, the forward-looking statements in this interim MD&A reflect the Corporation’s expectations as of May 14, 2009, being the date at which they have been approved, and are subject to change after this date. The Corporation expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable securities laws.

In light of the CCAA and Chapter 11 Proceedings, the Corporation’s existing Multiple Voting Shares, Redeemable First Preferred Shares and Subordinate Voting Shares are not anticipated to have any value following the implementation of any plan of reorganization.

1.     Creditor protection and restructuring

Introduction

On January 21, 2008, we obtained the Initial Order from the Court granting creditor protection under the CCAA for the Applicants. On the same date, the U.S. Subsidiaries filed a petition under Chapter 11 of the U.S. Bankruptcy Court. Our Latin American subsidiaries are not subject to the insolvency proceedings. On January 28, 2008, the Corporation’s UK subsidiary, Quebecor World PLC was placed into administration. In addition, prior to their disposition, the European subsidiaries were not subject to the Insolvency Proceedings.

During the Insolvency Proceedings, the Applicants are provided with the authority to among other things, continue operating the Applicants’ businesses (subject to approval by the Court and the U.S. Bankruptcy Court for certain activities), file with the Court and the U.S. Bankruptcy Court and submit to creditors a plan of compromise or reorganization under the CCAA and Chapter 11 (any such plan of compromise or reorganization under either the Canadian Proceedings or the U.S. Proceedings being referred as the “Plan”) the whole in accordance with the terms of the Initial Order.

Ernst & Young Inc. has been appointed by the Court as monitor (the “Monitor”) in the Canadian Proceedings. Pursuant to the terms of the orders made in the Insolvency Proceedings, as amended, the Monitor was appointed to monitor the business and financial affairs of the Applicants and, in connection with such role, the Initial Order imposes a number of duties and functions on the Monitor, including, but not limited to, assisting the Applicants in connection with their restructuring and reporting to the Court on the state of the business and financial affairs of the Applicants and on developments during the Insolvency Proceedings, as the Monitor considers appropriate. Reference should be made to the Initial Order (available on Quebecor World’s website at www.quebecorworld.com) for a more complete description of the duties and functions of the Monitor.

The contributing factors leading to the Insolvency Proceedings are fully described in the 2008 audited annual consolidated financial statements of the Corporation included in its annual report on Form 20-F.

Chapter 11 provides for all actions and proceedings against the U.S. Subsidiaries to be stayed during the continuation of the U.S. Proceedings. The Initial Order also provides for a general stay, which has been extended in Canada at various times since it was first rendered and is subject to further extensions as the Court may deem appropriate. The current expiration of the stay period in Canada is July 21, 2009. The applicable stays generally preclude parties from taking any actions against the Applicants including actions to collect pre-filing indebtedness or to exercise control over any of the Applicants’ property. The purpose of the stay period and the Insolvency Proceedings are to provide the Applicants the opportunity to stabilize their operations and businesses and to submit a Plan which will be subject to approval by affected creditors, as well as the Court and the U.S. Bankruptcy Court. The stay also provides the Applicants with the authority, among other things: (a) to pay outstanding and future employee wages, salaries and benefits; (b) to make rent payments under existing arrangements payable after the Filing Date; and (c) to honor obligations to customers. As a result of the stay, the Applicants have ceased making payments of interest and principal on substantially all of their pre-filing debt obligations.

Pursuant to an order entered on March 26, 2009, the U.S. Bankruptcy Court extended the period by which the U.S. Subsidiaries have the exclusive right to file a Plan to April 27, 2009, and extended the deadline by which the U.S. Subsidiaries have the exclusive right to solicit acceptances thereof to June 26, 2009. The U.S. Subsidiaries filed a Plan and related disclosure statement (as amended or supplemented from time to time, the “Disclosure Statement”) on April 19, 2009. Although the U.S. Bankruptcy Court confirmed the exclusive period to solicit acceptances of the Plan until June 26, 2009, the U.S. Bankruptcy Court retains the power to terminate this period, and there can be no assurance that the U.S. Bankruptcy Court will not do so. There can also be no assurance that the U.S. Bankruptcy Court will grant any further extension of the time to solicit acceptance of the Plan, and, in all events, the U.S. Bankruptcy Code provides for a maximum exclusive period of 20 months from the Filing Date to solicit acceptance of the Plan.

Should the stay period in the Insolvency Proceedings or the exclusive period in the U.S. Proceedings and any subsequent extensions thereof, if granted, not be sufficient to have one or more Plans accepted by affected creditors and sanctioned or confirmed by the Court or the U.S. Bankruptcy Court and, in such case, the Applicants lose the protection of the stay of proceedings, creditors may immediately enforce their rights and remedies against the Applicants and their properties which would in all likelihood lead to the liquidation of the Applicants’ assets. Failure to implement one or more Plans and obtain sufficient exit financing within the time granted by the Court and the U.S. Bankruptcy Court would in all likelihood also lead to the liquidation of the Applicants’ assets.

Reorganization

On April 19, 2009, the U.S. Subsidiaries filed with the U.S. Bankruptcy Court their proposed Plan and related Disclosure Statement. On May 5, 2009, the U.S. Subsidiaries filed amended versions of each of the Plan and Disclosure Statement with the U.S. Bankruptcy Court. The information contained in the Plan and Disclosure Statement is subject to change. On April 20, 2009, the U.S. Subsidiaries filed with the U.S. Bankruptcy Court a motion (the “Solicitation Procedures Motion”) seeking approval of, among other things, the Disclosure Statement; solicitation and voting procedures with respect to the Plan, an extension to the exclusive period to solicit acceptances of the Plan, and other procedures with respect to the Plan and establishing certain dates in connection therewith. The hearing before the U.S. Bankruptcy Court to approve the U.S. Subsidiaries’ Disclosure Statement and the Solicitation Procedures Motion has been scheduled for May 15, 2009, but there can be no guarantee or assurance that the hearing will take place on this day or that the U.S. Bankruptcy Court will approve the Disclosure Statement or the Solicitation Procedures Motion.

In furtherance of its reorganization efforts, the Corporation filed with the Court on May 7, 2009, a motion to authorize the convening of creditors’ meetings relating to the Canadian Proceedings as well as to establish certain procedures and rules that will apply to the Canadian creditors’ meetings. This motion included the filing of an Information Circular with respect to a Plan of Reorganization and Compromise. The motion relating to the Canadian creditors’ meetings was approved by the Court on May 14, 2009.

There can be no assurance that the U.S. Bankruptcy Court will confirm the Plan or that the Court will sanction the Plan, that such Plan will be consummated, or that it will be implemented successfully. Even if the Plan receives the requisite approval and is confirmed by the U.S. Bankruptcy Court and sanctioned by the Court, the consummation of the Plan depends, among other things, on the Corporation’s ability to secure exit financing commitment in order to make payments and fund its operations post-emergence.

If approved by the required majorities of votes and subsequently sanctioned or confirmed by the Court and the U.S. Bankruptcy Court, and subject to a proposed exit financing becoming effective, the U.S. and Canadian Plans would implement a recapitalization and deleveraging of the Corporation.

The new capital structure contemplated under the Plan, which assumes an enterprise value of the Corporation of approximately $1.5 billion, would comprise the following securities in exchange for the $2.7 billion of Liabilities Subject to Compromise (excluding post-filing interest) and for repayment of the DIP financing, all of which are subject to finalization up until the date of sanction by the Court and confirmation by the U.S. Bankruptcy Court:

•      New unsecured notes up to a maximum of $75 million;

•      New convertible preferred shares;

•      New common shares of approximately 73.3 million shares;

•      Approximately 10.7 million of new warrant bundles;

•      An exit financing facility of between $625 million and $700 million; and

•      A yet-to-be-determined cash payment.

Under the Plan, the Corporation’s existing Multiple Voting Shares, Redeemable First Preferred Shares and subordinate Voting Shares would be cancelled and redeemed for insignificant or no consideration in accordance with the rights, privileges, restrictions and conditions as described in the Plan of Reorganization and Compromise of the Corporation.

On May 7 and 8, 2009, the U.S. Bankruptcy Court and the Court, respectively, rendered orders authorizing the Applicants to enter into an engagement letter with three financial institutions pursuant to which these financial institutions would use commercially reasonable efforts to arrange an exit financing facility for the Applicants in an aggregate principal amount of up to $750 million that would consist of both a revolving credit facility and a term loan facility. The engagement letter does not create any binding obligation or commitment on the part of the financial institutions to enter into any agreement with or provide any financing to the Applicants.

On May 12, 2009, the Corporation received an unsolicited, non-binding and conditional indication of interest from R.R. Donnelley & Sons Company to acquire all or substantially all of the assets of Quebecor World. The key provisions of the indication of interest are as follows:

•        Payment of cash in an amount equal to the cash amount contemplated for distribution under the Plan, which is approximately $700 million;

•        Distribution of the cash on Quebecor World’s balance sheet which is estimated to be $257 million as at June 30, 2009 pursuant to the Plan; and

•        The issuance of 30 million shares of RRD common stock, which had a provisional value of $394.2 million based on the closing trading price on May 11, 2009.

As announced on May 13, 2009, the Corporation’s Board of Directors, together with its financial and legal advisors, is reviewing the terms and conditions of the proposed transaction and will be discussing it with its major stakeholders. Quebecor World will proceed as scheduled with its Reorganization activities under the Insolvency Proceedings.

Note 1 of our interim consolidated financial statements for the three months ended March 31, 2009 provides further details regarding the current status of the Insolvency Proceedings, including the status of the claims review process, the factors that contributed to the Insolvency Proceedings and other related matters.

2.     Financial review

2.1.   Industry trends and outlook

Global economic conditions affect our customers’ businesses and the markets they serve. The credit crisis and global economic weakness have resulted in constrained advertising spending and, in certain cases, customer financial difficulties in our North American segment. This has put significant downward pressure on both volumes and, to a lesser degree, on price, across nearly all of North America’s printing and related services.

During 2008 and continuing in 2009, we undertook various initiatives to adapt our cost structure to the rapidly changing economic environment including:

•      Divested our non-strategic operations in Europe in June 2008, which allowed us to remain focused on our core business in the Americas and reduced the operational risks associated with the uncertainty of the long-term profitability of the European operations.

•      Implemented significant profit improvement initiatives to align our costs with anticipated volume decreases. In June 2008, we integrated and rationalized the number of business divisions in the U.S. from six to three, which allowed us to better serve existing and new customers by having more streamlined and customer driven operations. Three facilities were closed in 2008, one in April 2009 and one is expected to be closed in the third quarter of 2009. Corporate and plant staff levels were reduced by more than 10% in 2008 and continued to be reduced throughout the first quarter of 2009.

•      Froze the salaries of all non-unionized North American employees effective January 1, 2009, suspended employer’s contributions for non-unionized U.S. employees to the 401 (k) plans effective February 1, 2009, and reduced Senior Management salaries by 5%.

•      Implemented a significant cost reduction plan in North America, effective April 19, 2009. This subsequent plan includes a 10% wage reduction for all non-unionized salaried and hourly employees (including sales commissions), a reduction of employees’ paid vacation entitlement by one week, suspension of the employer’s contribution for non-unionized U.S. employees for the 401(a) plans, a standardization in pay for work on holidays to time-and-a-half, and changes to the Corporation’s severance and overtime policies. In connection with the implementation of this cost savings plan, the Corporation is seeking similar concessions from its union employees. The annual cost savings relating to these initiatives are estimated at approximately $100 million.

The current North American recession is expected to continue to put downward pressure on volumes and prices as retailers and publishers further adjust their budgets for printing services. Competition in the industry remains intense as the industry is still in the process of consolidating and is still suffering from overcapacity. Under these conditions, we are focusing on improving our product and segment mix, adding customer value through initiatives such as our new integrated multi-channel solutions and improving productivity through continuous improvement projects and technology. We are also aggressively aligning our cost structure to mitigate the impact of the economic downturn.

Latin America has not been, nor is it expected to be, as affected by the global economic weakness as North America. With planned investments in new capacity, this segment’s revenues are forecast to increase in line with expected growth from an existing customer base.

In 2008, we allocated, and continue to allocate in 2009, a substantial amount of resources to financial restructuring with a view to negotiating a Plan that will be supported by our creditors and confirmed by the Court and the U.S. Bankruptcy Court. Failure to implement a Plan and obtain sufficient exit financing within the time granted by the Court and the U.S. Bankruptcy Court will result in substantially all of the Applicants’ debt obligations becoming due and payable immediately, and will in all likelihood lead to the liquidation of the Applicants’ assets.

2.2.   First quarter review

Figure 1

Management assesses the Corporation’s performance based on, among other measures, operating income and Adjusted EBIT. Certain of these measures are not defined by Canadian GAAP. A reconciliation of non-GAAP measures to their respective closest GAAP measures, together with a discussion of their use, is provided in Figure 4.

Revenues

Our consolidated revenues for the first quarter of 2009 were $752.1 million, a 25.9% decrease when compared to $1.01 billion for the same period in 2008. Excluding the negative impact of currency translation and paper sales (Figure 2), revenues were down 16.1% compared to the same period in 2008. The decrease in revenues resulted primarily from lower volumes mostly due to the North American recession, plant closures and lower paper sales. The impact of the Insolvency Proceedings is diminishing in 2009. Despite negative price pressures, overall revenues per number of impressions appeared stable, primarily due to improvements in product mix. More details are provided in the “Segment results” section.

Paper sales, excluding the effect of currency translation, decreased by 22.9% for the first quarter of 2009, compared to the same period in 2008. The decrease in paper sales is mostly explained by lower volumes. Variance in paper sales has an impact on revenues, but it has little impact on operating income because the cost is generally passed on to the customer.

Impact of Foreign Currency and Paper Sales

($ millions)

Three months ended
March 31, 2009

Foreign currency unfavorable impact on revenues	$(38.3)
Paper sales unfavorable impact on revenues	$(60.8)
Foreign currency favorable impact on operating income	$2.6

Figure 2

Operating income and adjusted EBIT

In the first quarter of 2009, Adjusted EBIT decreased to $(14.9) million compared to $9.2 million for the same period in 2008. Adjusted EBIT margin was (2.0%) for the first quarter of 2009, compared to 0.9% for the same period in 2008. The decrease of adjusted EBIT margin is mostly due to lower volumes and, to a lesser degree, a decrease in scrap paper revenues explained by a significant drop in market prices. However, cost initiatives taken in 2008 and 2009 offset approximately half of the EBIT lost due to volume decreases. Excluding depreciation and amortization of $43.7 million for the first quarter of 2009 ($58.0 million for the same period in 2008), cost of sales for the first quarter of 2009 decreased by 23.1% to $650.5 million, compared to $845.8 million for the corresponding period in 2008. Excluding depreciation and amortization, gross profit margin was 13.5% in the first quarter of 2009 compared to 16.6% in 2008.

Selling, general and administrative expenses for the first quarter of 2009 were $72.8 million, lower by 28.3% compared to $101.5 million for the same period in 2008. Excluding depreciation and amortization expenses of $2.5 million in both of the first quarters of 2009 and 2008 and excluding the favorable impact of currency translation of $5.0 million, selling, general and administrative expenses decreased by 23.9%, compared to the same period in 2008. The favorable variance is explained mainly by various workforce reduction initiatives. Selling, general and administrative expenses were also impacted by specific charges that are not normally ongoing costs of operations and which are mainly non-cash. Specific charges were $0.5 million for the first quarter of 2009 compared to $5.4 million for the same period in 2008 that related primarily to losses on disposal of assets.

The total depreciation and amortization included in cost of sales and selling, general and administrative expenses above were $46.2 million for the first quarter of 2009, compared to $60.5 million for the first quarter of 2008. Excluding the favorable impact of currency translation of $1.8 million, depreciation and amortization expenses decreased by 20.7%, compared to the same period last year. Lower depreciation and amortization resulted mainly from the impairment of long-lived assets that was recorded in the fourth quarter of 2008, as well as plant closures during the last four quarters.

Operating loss for the quarter ended March 31, 2009 was $30.1 million, compared to operating loss of $27.4 million for the first quarter ended March 31, 2008, explained mainly by the lower adjusted EBIT as explained above.

As discussed in greater details in the “Industry trends and outlook” section, the Corporation put in place in 2009 a number of initiatives including salaries and benefits reductions as well as the closure of one plant and the announcement of the closure of a second plant, which are intended to help reverse the negative earnings trend resulting from the recent drops in volume. The benefits from those initiatives will begin to be realized in the second quarter of 2009.

Other items

During the first quarter of 2009, we recorded an Impairment of Assets, Restructuring and Other Charges (“IAROC”) of $15.2 million, compared to $36.6 million for the same period in 2008. The charge for the quarter was mainly related to plant closures and workforce reductions in North America. These measures are described below under “Impairment of assets and restructuring initiatives”.

Financial expenses were $88.1 million in the first quarter of 2009, compared to $85.7 million for the same period in 2008. Higher interest expenses and losses on foreign exchange and derivative instruments more than offset the write off of deferred financing costs amounting to $58.3 million recorded in the first quarter of 2008 and reduced bank and other charges.

We recorded reorganization items which represent post-filing expenses, gains and losses, and provisions for losses that can be directly associated with the reorganization and restructuring of the Applicants. The total expense for the first quarter of 2009 was $16.9 million ($14.2 million in 2008).

Income tax recovery was $9.8 million in the first quarter of 2009, compared to an expense of $18.9 million for the same period in 2008. Income tax recovery before IAROC was $4.9 million in the first quarter of 2009, compared to an income tax expense before IAROC of $20.3 million for the same period last year. In 2009, the effective income tax rate is impacted by the non-deductibility of interest on pre-petition U.S. debt as well as an additional valuation allowance mainly related to tax benefits whose realization is not foreseen in Canada. In addition, in the 2009 effective income tax rate is favorably affected by foreign tax rate differences.

Net loss

For the first quarter ended March 31, 2009, we reported a net loss of $125.9 million, representing a loss per share from continuing operations of $0.64 compared to a net loss from continuing operations of $148.6 million, representing a loss per share of $1.04 for the same period in 2008. These results incorporated IAROC, net of income taxes of $10.4 million or $0.05 per share, compared with $35.2 million or $0.24 per share for the same period in 2008. Adjusted diluted loss per share was $0.51 in the first quarter of 2009, compared to adjusted diluted loss per share of $0.70 in the same period of 2008.

2.3.   Segment results

The following is a review of activities by segment which, except as otherwise indicated, focuses only on continuing operations. The reporting structure includes two segments, North America and Latin America.

Segment Results of Continuing Operations ($ millions)

Selected Performance Indicators

Three months ended	North America		Latin America		Inter-Segment and Others		Total
March 31,	2009	2008	2009	2008	2009	2008	2009	2008

Revenues	$697.8	$946.0	$55.7	$68.5	$(1.4)	$—	$752.1	$1,014.5
Adjusted EBITDA	33.4	76.4	5.6	5.0	(3.4)	(7.2)	35.6	74.2
Adjusted EBIT	(14.3)	14.8	2.9	1.7	(3.5)	(7.3)	(14.9)	9.2
IAROC	14.9	36.5	0.1	0.1	0.2	—	15.2	36.6
Operating income (loss)	(29.2)	(21.7)	2.8	1.6	(3.7)	(7.3)	(30.1)	(27.4)
Adjusted EBITDA margin	4.8%	8.1%	10.0%	7.3%			4.7%	7.3%
Adjusted EBIT margin	(2.1)%	1.6%	5.2%	2.4%			(2.0)%	0.9%
Operating margin	(4.2)%	(2.3)%	5.1%	2.2%			(4.0)%	(2.7)%

Capital expenditures(1)	$19.3	$17.9	$1.9	$0.6	$—	$4.3	$21.2	$22.8
Change in non-cash balances related to operations, cash flow (outflow)(1)	157.9	74.0	(4.7)	6.0	12.4	(6.5)	165.6	73.5

IAROC: Impairment of assets, restructuring and other charges	Figure 3
Adjusted: Defined as before IAROC

(1) Including both continuing and discontinued operations

North America

North American revenues for the first quarter of 2009 were $697.8 million, down 26.2% from $946.0 million in 2008. Excluding the effect of currency translation and the unfavorable impact of paper sales, revenues decreased by 17.3% in the first quarter of 2009, compared to the same period in 2008. Revenues in the North American segment continued to be principally impacted by volume declines. Despite negative price pressures, overall revenues per number of impressions appeared stable, primarily due to improvements in product mix. Volume in North America decreased during the first quarter of 2009 as a result of the North American recession and, to a lesser extent, due to the impact of the Insolvency Proceedings as well as the restructuring initiatives in the Publishing Services and Canada Groups.

Adjusted EBITDA in North America decreased in the first quarter of 2009 compared to the same period in 2008. The Adjusted EBITDA margin decreased in the first quarter of 2009 to 4.8% compared to 8.1% for the same period of

2008. Adjusted EBITDA in North America continues to be impacted by challenging market conditions. The decrease in volume, as discussed above, was partly offset by profit improvement initiatives and efficiencies realized through productivity gains.

Year-over-year, the North American workforce was reduced by 3,669 employees, down 17.7%, of which 1,446 positions were eliminated in the first quarter of 2009, mainly explained by various restructuring initiatives, including the closure of the Islington facility in Ontario, which was completed in the fourth quarter of 2008 and the closure of the North Haven, CT facility, which was completed in the second quarter of 2008. We also reduced our workforce in most of our other facilities, including our corporate offices, in order to better align our costs with current market conditions.

Latin America

Latin America operates mainly in the Book, Directory, Magazine, Catalog and Retail Markets. Latin America’s revenues for the first quarter of 2009 were $55.7 million, down 18.7% from $68.5 million for the same period in 2008 primarily due to the unfavorable impact of foreign currency. Excluding the impact of foreign currency and paper sales, revenues for the first quarter of 2009 were up 2.8%, compared to 2008. Overall, quarterly adjusted EBITDA was up 12% compared to the same period in 2008. These positive results are mostly explained by an improvement in product mix as well as efficiencies generated from continuous improvements and investment initiatives.

2.4.   Impairment of assets and restructuring initiatives

Impairment of assets

During the first quarter of 2009, there was no impairment charge recorded.

During the first quarter of 2008, impairment tests were triggered in North America as a result of the retooling plan and the relocation of existing presses into fewer, but larger and more efficient facilities, and we recorded impairment charges of $16.7 million mainly on machinery and equipment.

Restructuring initiatives

We have undertaken various restructuring initiatives in order to ensure that our facilities are operating at optimal pressroom efficiencies and generating higher returns. Restructuring costs relate largely to plant closures and workforce reductions that occurred in current and prior years. A description of these initiatives is provided in Note 7 to our interim consolidated financial statements for the three months ended March 31, 2009.

The 2009 restructuring initiatives affected a total of 1,107 employees, of which 631 positions have been eliminated as of March 31, 2009 and a further 637 are expected to be eliminated. However, we estimate that 161 new jobs will be created in other facilities with respect to the 2009 initiatives. During the first quarter of 2009, the execution of prior years’ initiatives resulted in the elimination of 353 positions with 87 positions still to be eliminated.

As at March 31, 2009, the balance of the restructuring reserve was $28.9 million, of which $9.5 million is presented as liabilities subject to compromise. The total cash disbursement related to this reserve is expected to be $28.8 million in 2009. Finally, we expect to record a charge of $15.6 million in 2009 for the restructuring initiatives that have already been announced as at March 31, 2009.

Reconciliation of non-GAAP measures

($ millions, except per share data)

	Three months ended March 31,
	2009	2008
Free cash flow (1)
Cash provided by operating activities	$94.9	$85.6
Additions to property, plant and equipment	(21.2)	(22.8)
Net proceeds from disposal of assets	1.3	1.1
Free cash flow	$75.0	$63.9

Figure 4

(1)

We present Free Cash Flow as additional information as it is a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. Free Cash Flow is a measure of the net cash generated which is available for debt repayment and investment in strategic opportunities. Free Cash Flow is not a calculation based on or derived from Canadian or U.S. GAAP and should not be considered as an alternative to the Consolidated Statement of Cash Flows and are unlikely to be comparable to similar measures presented by other companies.

Reconciliation of non-GAAP measures

($ millions, except per share data)

	Three months ended March 31,
	2009	2008
Operating income (loss) from continuing operations - adjusted

Operating income (loss)	$(30.1)	$(27.4)
Impairment of assets, restructuring and other charges (“IAROC”)	15.2	36.6
Adjusted EBIT(1)	$(14.9)	$9.2

Operating income (loss)	$(30.1)	$(27.4)
Depreciation of property, plant and equipment(2)	46.2	71.7
Amortization of other assets(2)	4.3	4.5
Less depreciation and amortization from discontinued operations	—	(11.2)
Operating income (loss) before depreciation and amortization	$20.4	$37.6
IAROC	15.2	36.6
Adjusted EBITDA(1)	$35.6	$74.2

Earnings (loss) per share from continuing operations

Net loss from continuing operations	$(125.9)	$(148.6)
IAROC(3)	10.4	35.2
Reorganization items(4)	15.4	14.2
Adjusted loss from continuing operations	$(100.1)	$(99.2)

Net income allocated to holders of preferred shares	3.7	4.6
Adjusted loss from continuing operations available to holders of equity shares	$(103.8)	$(103.8)

Diluted average number of equity shares outstanding (in millions)	202.7	147.5

Earnings (loss) per share from continuing operations
Diluted	$(0.64)	$(1.04)
Adjusted diluted(5)	(0.51)	(0.70)

Figure 4

(1)   Adjusted EBITand Adjusted EBITDA are the measures the Corporation has historically used to assesssegment profitability. They exclude the following items: IAROC, financial expenses, dividends on preferred shares classified as liability, dividends, depreciation, amortization, reorganization expenses and income taxes,that are not under the control of the business segments and that are not considered in the measurement of their profitability. These items are typically managed by Quebecor World’s corporate head office which focuses on strategy development and oversees governance, policy, compliance, human resources, legal, tax and other financial matters. These measures do not have any standardized meanings provided by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.

(2)   As reported in the Consolidated Statement of Cash Flows.

(3)   Net of income taxes of $4.8 million for the first quarter of 2009 ($1.4 million for the first quarter of 2008).

(4)   Net of income taxes of $1.5 million for the first quarter of 2009 (nil for the first quarter of 2008).

(5)   Adjusted earnings (loss) per share exclude the following items: IAROC and reorganization items both net of tax.

3.     Critical accounting estimates, changes in accounting standards and adoption of new accounting policies

3.1.   Critical accounting estimates

The preparation of financial statements in conformity with Canadian GAAP requires the Corporation to make estimates and assumptions which affect the reported amounts of assets and liabilities, disclosure with respect to contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Critical accounting estimates are generally defined as those requiring assumptions made about matters that are highly uncertain at the time the estimate is made, and when the use of different reasonable estimates or changes to the accounting estimates would have a material impact on a company’s financial condition or results of operations. A complete discussion of the critical accounting estimates made by the Corporation is included in its Annual Report on Form 20-F.

Actual results could differ from those estimates, as further explained in Note 1 and Note 5 to the Corporation’s interim consolidated financial statements for the three months ended March 31, 2009.

3.2.   Changes in accounting standards and adoption new accounting policies

Changes in accounting standards

In February 2008, the CICA issued Section 3064, “Goodwill and Intangible Assets”, replacing Section 3062, “Goodwill and Other Intangible Assets”. The new section clarifies the requirements for recognizing intangible assets on costs that may only be deferred when they relate to an item that meets the definition of an asset. Section 3064 effectively converges Canadian GAAP for intangible assets with International Financial Reporting Standards (“IFRS”). This standard is effective for the Corporation for the first quarter of 2009. The adoption of this new section had no impact on our financial statements.

Adoption of new accounting policies

IFRS

The Canadian Accounting Standards Board (“AcSB”) requires all public companies to adopt IFRS for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Early adoption is permitted if certain conditions are met. Companies will be required to provide IFRS comparative information for the previous fiscal year.

Furthermore, in May 2008, the Canadian Securities Administrators issued Staff Notice 52-320, which provides guidance on the disclosure of changes in expected accounting polices related to the change over to IFRS. In accordance with the notice, we are required to provide an update of our IFRS conversion plan in each financial reporting period prior to conversion.

We expect that the transition from Canadian GAAP to IFRS will be applicable for the Corporation for the first quarter of 2011 when we will prepare both the current and comparative financial information using IFRS. We expect the transition to IFRS to impact financial reporting, business processes and information systems.

In 2008, we launched an internal initiative to govern the conversion process and we are currently in the process of evaluating the potential impact of the conversion to IFRS on our financial statements. Our project consists of 3 phases: (1) diagnostic; (2) development; and (3) implementation. We completed the awareness and initial assessment phase, during the second quarter of 2008, which involved a high level review of the major differences between current Canadian GAAP and IFRS. We have started completing a more detailed assessment which involves detailed systematic gap analyses of accounting and disclosure differences between Canadian GAAP and IFRS, and conducting an analysis of the available accounting choices to be made to address these differences and options available under IFRS. However, as the assessment will be impacted by our future capital structure and fresh start reporting and, given the uncertainties described in Note 1 to the Corporation’s interim consolidated financial statements for the three months ended March 31, 2009, we cannot at this time reasonably estimate the impact of adopting IFRS on our future financial position and results of operations.

4.     Liquidity and capital resources

To the extent the matters described below relate to future events or expectations, they may be significantly affected by the Insolvency Proceedings. The Insolvency Proceedings will involve, or may result in, various restrictions on our activities, limitations on financing, the need to obtain Court or Monitor approval for various matters, the discharge of certain obligations and uncertainty as to relationships with vendors, suppliers, customers and others with whom we may conduct or seek to conduct business.

4.1.   DIP Financing

On January 21, 2008, the Court approved a Senior Secured Superpriority DIP Credit Agreement (as subsequently amended by amendments dated January 25, 2008, February 26, 2008, March 27, 2008 and August 5, 2008, the “DIP Credit Agreement”) between Quebecor World Inc. and Quebecor World (USA) Inc., a debtor-in-possession under the U.S. Proceedings and a petitioner under the Canadian Proceedings, as Borrowers, Credit Suisse, as Administrative Agent, Initial Issuing Bank and Initial Swing Line Lender, General Electric Capital Corporation and GE Canada Finance Holding Company, as Collateral Agent, Morgan Stanley Senior Funding, Inc., and Wells Fargo Foothill, LLC, as Co-Syndication Agents, and Wachovia Bank, N.A., as Documentation Agent.

The DIP financing is comprised of both a revolving credit facility with sub-facilities for Canadian dollar borrowings, swing line loans and issuance of letters of credit for an aggregate maximum commitment of the lenders of $400 million (the “Revolving DIP Facility”) bearing interest at variable rates based on Base rate, or Eurodollar rate, Canadian Banker’s Acceptance rate or Canadian prime rate, plus applicable margins and a $600 million term loan (the “DIP Term Loan”), bearing interest at variable rates based on Base rate, or Eurodollar rate, plus applicable margins, which was fully drawn immediately following the Initial Order and the interim order of the U.S. Bankruptcy Court, dated January 23, 2008 (the “Interim DIP Order”). Amounts borrowed under the DIP Term Loan and repaid or prepaid may not be re-borrowed. Under the Revolving DIP Facility, the availability of funds is determined by a borrowing base based on percentages of eligible receivables and inventory. The unused portion of the Revolving DIP Facility is subject to a commitment fee of 0.50% per annum. From the date of the Interim DIP Order up to the date of the final order of the U.S. Bankruptcy Court dated April 1, 2008 (the “Final DIP Order”), the maximum availability under the Revolving DIP Facility was $150 million. By the entry of the Final DIP Order by the U.S. Bankruptcy Court, the maximum availability under the Revolving DIP Facility became $400 million. On June 30, 2008, the Corporation repaid $74.5 million on the DIP Term Loan. As at May 11, 2009, the Corporation had drawn an aggregate amount of $570.1 million on the DIP Term Loan and Revolving DIP Facility.

Quebecor World and certain of its subsidiaries have granted irrevocable standby letters of credit to third parties to indemnify them in the event we do not perform our contractual obligations. As of May 11, 2009, the guarantee instruments issued under the DIP Credit Agreement amounted to $17.5 million, maturing at various dates in 2009. These guarantee instruments reduce the availability under the Revolving DIP Facility.

The Revolving DIP Facility and DIP Term Loan are secured by a perfected lien on, and security interest in, all present and after-acquired property of Quebecor World, the U.S. Subsidiaries subject to the U.S. Proceedings and certain subsidiaries in Latin America. The liens are junior to the liens securing our syndicated revolving bank facility with Royal Bank of Canada as administrative agent and our equipment financing credit facility with Société Générale (Canada) as lender up to an aggregate amount of $170 million, which were granted prior to the Filing Date, to the extent such liens are valid, perfected and not voidable. The Revolving DIP Facility and DIP Term Loan are also guaranteed by substantially all of our direct and indirect North American subsidiaries and Latin American subsidiaries.

The Revolving DIP Facility and DIP Term Loan mature on the earliest to occur of (a) July 21, 2009 and (b) the substantial consummation of a Plan (also referred as the “Effective Date”). The DIP Credit Agreement may be prepaid or accelerated upon the occurrence of an event of default and contains mandatory prepayments of certain amounts including, among other things, the net proceeds of certain asset sales, issuance of certain debt and certain extraordinary receipts.

The DIP Credit Agreement provides for various restrictions on, among other things, the ability of the Corporation and our subsidiaries to incur additional debt, secure such debt, make investments, dispose of assets (including pursuant to sale and leaseback transactions and sales of receivables under securitization programs) and make capital expenditures. Each of these transactions would require the consent of a majority of our DIP lenders if they exceed certain thresholds set forth in the DIP Credit Agreement, and may, in certain cases, require the consent of the Monitor and/or the Court or the U.S. Bankruptcy Court.

The DIP Credit Agreement also contains certain restrictive financial covenants such as requirements to maintain a minimum level of consolidated Earnings before Interest, Taxes, Depreciation, Amortization and Restructuring (“EBITDAR”), as defined in the agreement, and minimum liquidity. In addition, under the terms of the DIP Credit Agreement, we are required to comply with various other terms and conditions. As of March 31, 2009 and up to the date of completion of the interim consolidated financial statements on May 14, 2009, we are in compliance with the financial covenants of the DIP Credit Agreement. Although to date we have been in compliance with such financial covenants, there can be no assurance that we will be able to comply with those covenants in the future, particularly given the unknown evolution of the economy and possible additional downward pressures on volumes in North America beyond March 2009. Any such non-compliance would constitute an event of default.

Should the Insolvency Proceedings be dismissed or orders granting relief from the stays provided for thereunder be entered, an event of default would also occur under the DIP Credit Agreement. Alternatively, should we experience a delay in implementing a Plan or Plans prior to July 21, 2009, we would need to extend the maturity date of the Revolving DIP Facility and DIP Term Loan, or obtain a replacement debtor-in-possession financing.

If any of the aforementioned events occur, there can be no assurance that sufficient alternative financing would be available, particularly given the current state of the financial markets. Failure to obtain such alternative financing would, in all likelihood, lead to the liquidation of the Applicants’ assets.

Under the Insolvency Proceedings, the amount of funding available for our Latin American subsidiaries is limited to $10 million, in addition to a $5 million amount for other subsidiaries that are not Applicants. As of March 31, 2009, substantially all of these amounts were used to fund Latin American and other non-Applicant subsidiaries. We are considering the future needs of our subsidiaries and will request additional funding flexibility from our creditors, if required.

Management believes our liquidity and capital resources are sufficient to successfully restructure and reorganize the Corporation as well as to fund our operating activities.

4.2.   Cash Flow

The following describes our cash flow including the discontinued operations for the three-month periods ended March 31, 2009 and 2008.

Operating activities

	Three months ended March 31
Cash provided by operating activities ($ millions)	2009	2008
	$94.9	$85.6

The increase in cash flow from operating activities compared to the same period in 2008 is due to higher cash inflows from net changes in working capital in 2009, compared to 2008, which more than offset lower operating income in 2009. The working capital deficiency was $2,851.6 million as at March 31, 2009, compared to $2,615.0 million as at March 31, 2008. The higher deficiency is mainly due to decreases in accounts receivable and increases in interest accrued on pre-petition debts included in liabilities subject to compromise.

Financing activities

	Three months ended March 31
Cash provided by financing activities ($ millions)	2009	2008
	$7.2	$176.1

In the first quarter of 2009, the Corporation entered into a 5-year lease agreement for the purchase of new equipment for its Latin American operations, which is considered as a non cash transaction for cash flow purposes. As at March 31, 2009, the Corporation had an obligation of $4.9 million remaining on the lease.

In the first quarter of 2008, we received the DIP Term Loan proceeds of $556.5 million, net of issuance costs, and repaid our North American securitization program for $413.0 million, which was terminated as a result of the Insolvency Proceedings.

During the pendency of the Insolvency Proceedings, and as debtor-in-possession, we are generally able to exercise control over the conduct of our business and that of our subsidiaries in the normal course. However, we are subject to various restrictions on our ability to pay dividends and to make inter-company transfers of funds in the form of loans and advances. The Corporation and the U.S. Subsidiaries are also precluded from servicing or paying interest on their outstanding pre-petition debt under each of the Court and U.S. Bankruptcy Court orders, as well as under the DIP Credit Agreement.

Investing activities

	Three months ended March 31
Cash used in investing activities ($ millions)	2009	2008
	$15.3	$63.8

Additions to property, plant and equipment

In the first quarter of 2009, we invested $21.2 million in capital projects, compared to $22.8 million during the same period in 2008. Of that amount, approximately 78% was for organic growth, including expenditures for new capacity requirements and productivity improvement. The remaining portion was spent on the maintenance of our existing structure. In 2008, the organic growth spending amounted to approximately 60%.

Proceeds from disposal of assets

During 2009, proceeds on disposal of assets amounted to $1.3 million compared to $1.1 million in 2008. These proceeds came mainly from the disposal of a property in North America.

5.     Financial position

5.1.   Free cash flow

	Three months ended March 31
Free cash flow ($ millions)	2009	2008
	$75.0	$63.9

Free cash flow is a non-GAAP measure; (see Figure 4 for a reconciliation of free cash flow to cash flow from operations which is the closest GAAP measure). Investors should be cautioned that free cash flow as reported by Quebecor World may not be comparable in all instances to free cash flow as reported by other companies.

The increase in free cash flow was due mainly to higher cash flows provided by operating activities for the first quarter of 2009.

5.2.   Credit ratings

None of our debt is currently rated by any credit rating agency.

6.     Off-balance sheet arrangements, derivative financial instruments and other disclosures

6.1.   Financial instruments

We use derivative financial instruments to manage our exposure to fluctuations in commodity prices and foreign exchange rates. We do not hold or use any derivative instruments for speculative purposes and we adhere to a financial risk management policy.

Following the commencement of the Insolvency Proceedings on January 21, 2008, substantially all derivative contracts were terminated by their counterparties. The amount of any gains and losses associated with derivative contracts designated as hedging items that had previously been recognized in other comprehensive income as a result of applying hedge accounting will be carried forward to be recognized in net income in the same periods during which the hedged forecast transaction will occur.

Thereafter, from time to time, we entered into commodities swap contracts to manage certain future identifiable energy price exposures related to the purchases of natural gas. In addition, we enter into foreign exchange forward contracts to manage our exposure to change in the currency exchange rate between the Canadian and the US dollar on the settlement of foreign denominated sales and related receivables. During the three-month period ended March 31, 2009, the Corporation reclassified a net gain of $0.9 million ($5.4 million in 2008) from accumulated other comprehensive income (loss) to earnings related to derivative financial instruments for which cash flow hedge accounting was terminated in a prior period.

Foreign exchange risk

The Corporation has operations in Canada, the United States, and Latin America, and as such has foreign denominated sales and related receivables, payables, equipment purchases, debt and other assets and liabilities. A change in the currency exchange rate between the Canadian and the US dollar could have material effect on its consolidated results of operations, financial position or cash flow. The Corporation enters into foreign exchange forward contracts to manage its exposure to change in the currency exchange rate between the Canadian and the US dollar on the settlement of foreign denominated sales and related receivables. Contracts outstanding at March 31, 2009 covered a notional quantity of $7.3 million in Canada and expire between April 2009 and June 2009.

Commodity risk

The Corporation is exposed to a financial risk related to fluctuations in natural gas prices. The Corporation manages a portion of its North American natural gas exposure through commodity swap agreements, whereby the Corporation is committed to exchange, on a monthly basis, the difference between a fixed price and a floating natural gas price index calculated by reference to the swap notional amounts.

The Corporation entered into commodities swap contracts to manage certain future identifiable energy price exposures related to the purchases of natural gas. Contracts outstanding at March 31, 2009 covered a notional quantity of 124,000 gigajoules in Canada and 577,000 MMBTU in the United States and expire between April 2009 and June 2009.

6.2.   Contractual obligations

Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due or the risk that these financial obligations be met at excessive cost. We have been under creditor protection since January 21, 2008 (Note 1).

As of March 31, 2009, material contractual obligations related to financial instruments including capital repayment and interest on long-term debt and obligations related to the DIP credit agreement, as described in Note 1, which is collateralized by substantially all of our assets. Since the Insolvency Proceedings, we have ceased to make payments of interest and principal on compromised debt obligations. The obligations and their maturities, excluding the debt subject to compromise in the amount of $2,290.0 million at March 31, 2009, were as follows:

Contractual Cash Obligations

($ millions)

	Remainder of					2014 and
	2009	2010	2011	2012	2013	thereafter	Total

Long-term debt	$581.8	3.6	1.4	1.0	1.0	—	$588.8
Capital leases	8.6	10.7	11.1	12.0	13.0	11.1	66.5
Interest payments on long-term debt, and capital leases(1)	18.6	4.5	3.6	2.6	1.5	0.5	31.3
Operating leases	46.5	39.9	26.6	23.5	20.5	81.5	238.5
Capital asset purchase commitments	53.9	1.0	—	—	—	—	54.9
Total contractual cash obligations	$709.4	59.7	42.7	39.1	36.0	93.1	$980.0

Figure 5

(1)   Interest payments were calculated using the interest rate that would prevail should the debt be reimbursed according to its contractual term, and using the outstanding balance as at March 31, 2009.

During the first quarter of 2009, we made contributions to our pension plans of $5.2 million ($12.9 million for the same period in 2008), which were in accordance with the minimum required contributions as determined by our actuaries.

6.3.   Share capitalization

Series 5 First Preferred Shares

In March 2009, 256,364 of our issued and outstanding Series 5 First Preferred Shares were converted into 3,536,220 new Subordinate Voting Shares.

Outstanding share data

The table below discloses our outstanding share data as at May 8, 2009:

Outstanding Share Data

($ in millions and shares in thousands)

	Issued and	May 8, 2009
	outstanding shares	Book value
Multiple Voting Shares	46,987	$93.5
Subordinate Voting Shares	158,178	1,294.7
First Preferred Shares, Series 3 - Classified as equity	12,000	212.5
First Preferred Shares, Series 5 - Classified as liability	1,440	31.3

Figure 6

The Corporation received a written request from the Toronto Stock Exchange (the “TSX”) to suspend trading of all of the Corporation’s outstanding securities listed on the TSX. Consequently, effective after the close of markets on April 17, 2009, the Corporation’s Subordinate Voting Shares, Series 3 First Preferred Shares and Series 5 First Preferred Shares were suspended from trading on the TSX, which suspension will remain in place until the Effective Date of any Plan under the Insolvency Proceedings.

7.     Quarterly trends

Selected Quarterly Financial Data (Continuing Operations)

($ millions, except per share data)

	2009	2008				2007
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Consolidated Results
Revenues	$752.1	$1,033.3	$993.6	$975.5	$1,014.5	$1,231.0	$1,172.1	$1,111.3
Adjusted EBITDA	35.6	118.3	94.2	92.7	74.2	137.9	123.5	113.1
Adjusted EBIT	(14.9)	50.3	33.7	27.8	9.2	24.9	57.9	48.0
IAROC	15.2	187.8	6.7	11.0	36.6	121.8	55.2	28.8
Goodwill impairment charge	—	341.1	—	—	—	1,832.9	—	—
Operating income (loss)	(30.1)	(478.6)	27.0	16.8	(27.4)	(1,929.8)	2.7	19.2
Operating margin	(4.0)%	(46.3)%	2.7%	1.7%	(2.7)%	(156.8)%	0.2%	1.7%
Adjusted EBITDA margin	4.7%	11.4%	9.5%	9.5%	7.3%	11.2%	10.5%	10.2%
Adjusted EBIT margin	(2.0)%	4.9%	3.4%	2.8%	0.9%	2.0%	4.9%	4.3%
Net income (loss) from continuing operations	$(125.9)	$(654.0)	$(63.6)	$(77.7)	$(148.6)	$(1,802.6)	$(55.3)	$10.8
Net loss	(125.9)	(654.0)	(64.2)	(751.1)	(190.0)	(1,826.1)	(315.1)	(21.1)
Per Share Data
Earnings (loss) from continuing operations	$(0.64)	$(3.26)	$(0.35)	$(0.44)	$(1.04)	$(13.69)	$(0.45)	$0.05
Adjusted diluted	(0.51)	(0.91)	(0.20)	(0.27)	(0.70)	0.20	(0.18)	0.19
Discontinued operations	—	—	—	(3.61)	(0.28)	(0.18)	(1.97)	(0.25)
Earnings (loss) per share Basic and diluted	(0.64)	(3.26)	(0.35)	(4.05)	(1.32)	(13.87)	(2.42)	(0.20)

Figure 7

IAROC: Impairment of assets, restructuring and other charges

Adjusted earnings (loss) per share exclude the following items: IAROC, goodwill impairment charge, and reorganization items net of tax (Figure 4)

Adjusted EBITDA trend

Adjusted EBITDA for the first three months of 2009 was lower than for the same period in 2008 mainly due to volume declines, partially offset by restructuring and continuous improvement initiatives in North America. In addition to volume declines, overall performance for the previous eight quarters was affected by some operational inefficiencies mainly related to transfers of volume and equipment in conjunction with press shutdowns and plant closures.

In all four quarters of 2008 and for the first quarter of 2009, we continued to face challenging market conditions, resulting in significant decreased volume in most of our markets and, to a lesser extent, price erosion. The restructuring initiatives, largely in North America and the corporate office, are intended to help reverse this negative trend. See “Industry Trends and Outlook” section for more details on the first quarter of 2009 initiatives.

Seasonal impact

Revenues generated by Quebecor World are seasonal with, historically, a greater part of volume being realized in the second half of the fiscal year, primarily due to the higher number of magazine pages, new product launches, back-to-school ads, marketing by retailers, increased catalog activity, and holiday promotions. Therefore, an analysis of the consecutive quarters is not a true measurement of the revenue trend (Figure 7). However, in 2008, revenues were not materially greater in the second half of the year, as the economic downturn was more severe during this part of the year, leading to volume reductions in most of our markets.

IAROC impact

Significant IAROC have resulted from our focus on profit improvement and retooling activities that have involved reductions in workforce, closure or downsizing of facilities, decommissioning of under-performing assets, lowering of overhead expenses, consolidating corporate functions, relocating sales and administrative offices into plants, rationalization of management structure and integration of business units with common activities to facilitate synergies. This determined focus on profit improvement has reduced our long-term cost structure and is expected to improve efficiencies across our North American platform.

8.              Controls and procedures

This section should be read in conjunction with Item 15 “Controls and Procedures” of the Corporation’s Annual Report on Form 20-F for the year ended December 31, 2008 containing Management’s Report on Internal Control over Financial Reporting.

8.1.     Evaluation of disclosure controls and procedures

Disclosure controls and procedures are controls and other procedures that are designed to provide reasonable assurance that the information required to be disclosed in reports filed or submitted under the Canadian and US securities rules and forms, is (1) recorded, processed, summarized and reported within the time periods specified in the Canadian and US securities laws and (2) accumulated and communicated to management, including the President and Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Members of management, at the direction (and with the participation) of the President and Chief Executive Officer and the Chief Financial Officer, performed an evaluation of the effectiveness of the design and operation of the disclosure controls and procedures (as defined in Rule 13a-15(e) under the US Securities Exchange Act of 1934 and in National Instrument 52-109 adopted by the Canadian Securities Administrators), as of the end of the first quarter of 2009. Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer concluded that, because the remedial measures to address the material weakness discussed below are still in the process of being implemented, disclosure controls and procedures were not effective as of the end of the first quarter of 2009.

8.2.     Changes in internal control over financial reporting

The Corporation disclosed in its Annual Report on Form 20-F that it had identified a material weakness in its internal control over financial reporting. Management also disclosed that it has put in place remediation plans intended to address the conditions leading to the material weakness that had been identified, which remediation plans consist of:

1.	Hiring a professional practice subject matter expert.

2.	Hiring additional resources in the corporate accounting department.

3.	Continuing to implement policies and communication tools to identify non-routine transactions and changes in accounting standards.

4.	Providing training to field accounting personnel.

The Corporation will keep investors apprised of the progress that it expects to make in the above described remediation plans in its future interim reports.

There were no changes to the Corporation’s internal control over financial reporting (as defined in Rule 13a-15(f) under the US Securities Exchange Act of 1934 and in National Instrument 52-109 adopted by the Canadian Securities Administrators), identified during the three months ended March 31, 2009, that have materially affected, or are reasonably likely to materially affect the Corporation’s internal control over financial reporting.

9.              Additional information

Additional information relating to Quebecor World is available on the Corporation’s website at www.quebecorworld.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Montreal, Canada
May 14, 2009